Exhibit 99.2
SHAREHOLDERS’ CIRCULAR

AERCAP HOLDINGS N.V. (“AerCap”)

Regarding agenda items 6., 7., 8., 12. and 15. relating to the acquisition of the GECAS Business
Annual general meeting of shareholders to be held on 12 May 2021
Venue: Steigenberger Airport Hotel Amsterdam, Stationsplein Zuid West 951, 1117 CE
Schiphol-Oost, the Netherlands.
Time: 10:30 a.m. (Amsterdam time)

IMPORTANT INFORMATION
This circular contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. Any statements other than statements of historical fact included in this circular are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including the impacts of, and associated responses to: the Covid-19 pandemic; our ability to consummate the Proposed Transaction (as defined herein); our ability to obtain requisite regulatory and shareholder approval and the satisfaction of other conditions to the consummation of the Proposed Transaction; our ability to successfully integrate the operations and employees of the GECAS Business (as defined herein) and realize anticipated synergies and cost savings; and the potential impact of the announcement or consummation of the Proposed Transaction on relationships, including with employees, suppliers, customers and competitors. As a result, we cannot assure you that the forward-looking statements included in this circular will prove to be accurate or correct. Further information regarding these and other risks is included in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission (“SEC”). Copies of such annual report on Form 20-F are available online at http://www.sec.gov or from AerCap upon request. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this circular might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results of AerCap, the GECAS Business or the combined company and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise. Certain figures contained in this circular have been subject to rounding adjustments. Accordingly, in certain instances the sum of the numbers in a column or a row in tables contained herein may not conform exactly to the total figure given for that column or row. With the exception of the information contained in Chapter 5, which has been provided by General Electric Company, the information in this circular has been solely provided by and at the responsibility of AerCap. This circular has not been submitted to, or reviewed by, any securities commission of any jurisdiction. This circular is governed by Dutch law and any dispute arising in connection therewith is subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

1.	DEFINITIONS
Unless the context otherwise requires, in this shareholders’ circular:
“AerCap” means AerCap Holdings N.V., a Netherlands public limited liability company.
“AerCap Articles Amendment” means the proposed amendment to the articles of association of AerCap to increase the authorized share capital to EUR 4,500,000 divided into 450,000,000 ordinary shares and to permit the interim filling of vacancies on the Board.
“AerCap Entities” means the U.S. Purchaser and the Ireland Subscriber.
“AerCap Group” means AerCap, the AerCap Entities and AerCap’s other subsidiaries from time to time.
“AerCap Notes” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“AerCap Senior Notes” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“AerCap Subordinated Notes” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Board” means the board of directors of AerCap.
“Bridge Commitment Letter” has the meaning ascribed thereto in Chapter 8 (Financing of the Proposed Transaction) of this shareholders’ circular.
“Bridge Facility” has the meaning ascribed thereto in Chapter 8 (Financing of the Proposed Transaction) of this shareholders’ circular.
“Bridge Loans” has the meaning ascribed thereto in Chapter 8 (Financing of the Proposed Transaction) of this shareholders’ circular.
“Cash Consideration” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“CEO” means Mr. Aengus Kelly, the Chief Executive Officer and Executive Director of AerCap.
“CFIUS” means the Committee on Foreign Investment in the United States.
“Chairman” means Mr. Paul Dacier, the chairman of the Board.
“Citi” has the meaning ascribed thereto in Chapter 8 (Financing of the Proposed Transaction) of this shareholders’ circular.
“Company” has the meaning ascribed thereto in Chapter 2 (Introduction) of this shareholders’ circular.
“Completion” means the completion of the Proposed Transaction in the manner contemplated by the Transaction Agreement.
“Completion Effective Time” means the time of Completion.
“Completion Failure” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Consideration” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“DCC” means the Dutch Civil Code (Burgerlijk Wetboek).
“Debt Financing Agreements” means the definitive agreements as are to be entered into pursuant to the Bridge Commitment Letter and the fee letter relating to the Bridge Facility.
“Excluded Action” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.

“Excluded Liabilities” means any liability or obligation to the extent arising out of or incurred in connection with (i) the ownership or operation of the businesses being retained by General Electric, whether any such liability or obligation arises before or after Completion, is known or unknown or is contingent or accrued and (ii) certain specified matters.
“Existing Ireland Company 1 Shares” means 2,274,411 “A” shares, 7,662,771 “B” shares and 1,945,733 preference shares of the Ireland Company 1, which represent 100% of the issued and outstanding share capital of the Ireland Company 1 and which were held by the Existing Ireland Shareholder 1 at the date of the Transaction Agreement.
“Existing Ireland Shareholder 1” means GE Ireland USD Holdings ULC, a private unlimited company incorporated under the laws of Ireland with registration number 568854.
“Existing Ireland Shareholder 2” means GE Financial Holdings ULC, a private unlimited company incorporated under the laws of Ireland with registration number 383420.
“Existing Shareholders” means the Existing U.S. Shareholder, the Existing Ireland Shareholder 1 and the Existing Ireland Shareholder 2.
“Existing U.S. Shareholder” means GE Capital US Holdings, Inc., a Delaware corporation.
“FAA” means the U.S. Federal Aviation Administration.
“FAA Aircraft” means each aircraft (i) (a) title to which was, as of February 28, 2021, owned directly by the GECAS Companies or their respective subsidiaries as of February 28, 2021 or (b) that is acquired by the GECAS Companies or their respective subsidiaries after such date and (ii) that, immediately prior to Completion, is beneficially owned by the GECAS Companies or their respective subsidiaries and registered with the FAA.
“Financial Reporting Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Fitch” means Fitch Ratings, Inc.
“GECAS Business” means (i) the business of providing financing products and services for aircraft, aircraft engines and aircraft parts, including operating leases, asset trading and servicing and aircraft parts management, in each case having the scope reflected in the GECAS Business Financial Statements as of the GECAS Business Reference Balance Sheet Date, as such business is owned, operated, engaged in or conducted by General Electric and its subsidiaries, and (ii) the ownership of certain minority interests.
“GECAS Business Financial Statements” means, collectively, the unaudited statements of earnings of the GECAS Business for the nine months ended September 30, 2019 and September 30, 2020, the unaudited statements of cash flows of the GECAS Business for the nine months ended September 30, 2019 and September 30, 2020, the audited statements of earnings of the GECAS Business for the years ended December 31, 2018 and December 31, 2019, the audited statements of financial position of the GECAS Business as of December 31, 2018 and December 31, 2019 and the audited statements of cash flows of the GECAS Business for the years ended December 31, 2018 and December 31, 2019.
“GECAS Business Liabilities” means any liability or obligation to the extent arising out of or incurred in connection with the ownership or operation of the GECAS Business or the GECAS Companies or their respective subsidiaries (in the case of the GECAS Companies or their respective subsidiaries, other than any Excluded Liabilities), whether any such liability or obligation arises before or after Completion, is known or unknown or is contingent or accrued.
“GECAS Business Reference Balance Sheet Date” means 11:59 p.m. Eastern time on September 30, 2020.
“GECAS Companies” means the U.S. Company and the Ireland Companies.
“General Electric” means General Electric Company, a New York corporation.
“General Meeting” has the meaning ascribed thereto in Chapter 2 (Introduction) of this shareholders’ circular.
“Goldman Sachs” has the meaning ascribed thereto in Chapter 8 (Financing of the Proposed Transaction) of this shareholders’ circular.

“ILFC” has the meaning ascribed thereto in Chapter 4 (Rationale of the Proposed Transaction) of this shareholders’ circular.
“Ireland Companies” means the Ireland Company 1, the Ireland Company 2 and the Ireland Company 3.
“Ireland Company 1” means GE Capital Aviation Funding ULC, a private unlimited company incorporated under the laws of Ireland with registration number 393838.
“Ireland Company 1 F Reorganization” means collectively, (i) Ireland Company 1 redeeming or otherwise canceling all Existing Ireland Company 1 Shares that are preference shares, (ii) Existing Ireland Shareholder 1 forming a new Irish company as a direct subsidiary (“Irish Newco”), (iii) Existing Ireland Shareholder 1 contributing the Existing Ireland Company 1 Shares to Irish Newco and (iv) Ireland Company 1 electing to be treated as disregarded from Irish Newco for U.S. Federal income tax purposes, with steps (ii)-(iv) intended, when taken together, to qualify as a “reorganization” described in Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended.
“Ireland Company 2” means Celestial Transportation Finance Ireland Limited, a private company limited by shares incorporated under the laws of Ireland with registered number 404100.
“Ireland Company 2 Shares” means 165 ordinary shares of the Ireland Company 2, which represent 100% of the issued and outstanding share capital of the Ireland Company 2 and which were held by the Existing Ireland Shareholder 2 at the date of the Transaction Agreement.
“Ireland Company 3” means GECAS Trading Ireland Limited, a private company limited by shares incorporated under the laws of Ireland with registered number 601289.
“Ireland Company 3 Shares” means one (1) ordinary share of the Ireland Company 3, which represent 100% of the issued and outstanding share capital of the Ireland Company 3 and which were held by the Existing Ireland Shareholder 2 at the date of the Transaction Agreement.
“Ireland Subscriber” means AerCap Aviation Leasing Limited, a private company limited by shares incorporated under the laws of Ireland with registered number 689205 and a wholly owned indirect subsidiary of AerCap.
“Law” means any supranational, federal, state, local or foreign law (including common law), statute or ordinance, or any rule, regulation, or agency requirement of any governmental authority.
“LIBOR” has the meaning ascribed thereto in Chapter 8 (Financing of the Proposed Transaction) of this shareholders’ circular.
“Long-Stop Date” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“MAR” has the meaning ascribed thereto in Chapter 3 (Events Leading up to the Proposed Transaction) of this shareholders’ circular.
“Material Adverse Effect” means a material adverse effect on the business, assets, results of operation or financial condition of (i) the GECAS Companies and their respective subsidiaries or the GECAS Business, taken as a whole, or (ii) the AerCap Group, taken as a whole (as applicable); provided that the effects of certain types of events are excluded in determining whether a “Material Adverse Effect” has occurred, including among other things, to the extent arising or resulting from: (a) changes after the date of the Transaction Agreement in general business, economic, political or market conditions in the United States, Ireland, the Netherlands or other securities or credit markets, (b) any outbreak or escalation of hostilities or war after the date of the Transaction Agreement affecting the industries in which the GECAS Companies, the GECAS Business or the AerCap Group operate, (c) changes after the date of the Transaction Agreement in accounting standards or law, (d) any pandemic (including Covid-19) or other natural disaster, (e) incidents related to the Boeing 737 MAX that occurred on or prior to the date of the Transaction Agreement or the consequences of such events and (f) a failure to meet internal or public projections, forecasts or budgets (but not the underlying causes) if, in the case of clauses (a) through (e), such changes or occurrences are not reasonably expected to have a materially disproportionate adverse effect on (i) the GECAS Companies and their respective subsidiaries or the GECAS Business, taken as a whole, or (ii) the AerCap Group, taken as a whole (as applicable), in each case relative to other comparable participants in the aircraft leasing industry.
“Morgan Stanley” means Morgan Stanley & Co. LLC.

“Moody’s” means Moody’s Investors Service, Inc.
“New Ireland Company 1 Note” means one or more debt instruments of Ireland Company 1 or its subsidiaries, in form and on terms reasonably satisfactory to AerCap and General Electric, with an aggregate face amount equal to the aggregate balance of certain intercompany accounts of Ireland Company 1 on the Completion date.
“New Ireland Company 2 Note” means one or more debt instruments of Ireland Company 2, in form and on terms reasonably satisfactory to AerCap and General Electric, with an aggregate face amount equal to the aggregate balance of certain intercompany accounts of Ireland Company 2 on the Completion date.
“New Ireland Company 3 Note” means one or more debt instruments of Ireland Company 3, in form and on terms reasonably satisfactory to AerCap and General Electric, with an aggregate face amount equal to the aggregate balance of certain intercompany accounts of Ireland Company 3 on the Completion date.
“New Ireland Company Notes” means the New Ireland Company 1 Note, the New Ireland Company 2 Note and the New Ireland Company 3 Note.
“New Ireland Company 1 Shares” means the new A ordinary shares of USD 1 each in the capital of the Ireland Company 1 to be subscribed for in cash by the Ireland Subscriber at the Completion.
“Nomination and Compensation Committee” means the Nomination and Compensation Committee of the Board.
“Noteholder” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Noteholder Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award by a governmental authority of competent jurisdiction.
“Proposals” has the meaning ascribed thereto in Chapter 2 (Introduction) of this shareholders’ circular.
“Proposed Transaction” has the meaning ascribed thereto in Chapter 2 (Introduction) of this shareholders’ circular.
“Registration Rights Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Required AerCap Shareholder Approval” means the adoption of resolutions at the General Meeting to (i) approve the Proposed Transaction pursuant to article 2:107a of the DCC and article 16.7 of AerCap’s articles of association, (ii) approve the appointment of Ms. Jennifer VanBelle, who was the individual designated in writing by General Electric prior to the date of this circular, for appointment to the Board as a non-executive director and (iii) designate the Board as the corporate body authorized to issue the Stock Consideration and to exclude pre-emption rights of AerCap shareholders in connection therewith.
“S&P” means S&P Global Ratings, a division of S&P Global Inc.
“SEC” means the United States Securities and Exchange Commission.
“Section 338 Elections” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Shareholders’ Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Shares” means ordinary shares in the capital of AerCap with a par value of EUR 0.01 each.
“Stock Consideration” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Transaction Agreement” means the transaction agreement, dated as of 9 March 2021, by and among the Existing Shareholders, General Electric, AerCap and the AerCap Entities, relating to the Proposed Transaction.
“Transaction Documents” means, collectively, the Transaction Agreement, the disclosure letters related thereto, the instruments of transfer of the membership interests of the U.S. Company, the letter pursuant to which Ireland Subscriber agrees to subscribe for the New Ireland Company 1 Shares at Completion, the instruments of transfer for the Transferred Assets, the Debt Financing Agreements, the AerCap Notes and any related guarantees (if any), the indenture or indentures governing the AerCap Notes (if any), the Shareholders’ Agreement, the Registration Rights Agreement, the Noteholder Agreement (except in the event that no AerCap Notes are issued), the Financial Reporting Agreement, the Transition Services Agreement, the Transitional Trademark License Agreement, the letter agreement entered into in connection with the Transaction Agreement and certain officers’ certificates to be delivered pursuant to the Transaction Agreement.
“Transferred Assets” means certain assets of the GECAS Business not owned by the GECAS Companies or their respective subsidiaries that AerCap agreed to purchase pursuant to the Transaction Agreement. The Transferred Assets include investments in Mubadala Infrastructure Partners LP and MIP C.I.P. LP, as well as the rights, title and interest as lessee and lessor of certain aircraft subject to lease-in, lease-out (“LILO”) arrangements.
“Transition Services Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“Transitional Trademark License Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular.
“U.S. Company” means GE Capital Aviation Services LLC, a Delaware limited liability company.
“U.S. Company Membership Interests” means 1,000 membership interests of U.S. Company, which represent 100% of the issued and outstanding equity interests of U.S. Company and which were held by the Existing U.S. Shareholder at the date of the Transaction Agreement.
“U.S. Purchaser” means AerCap US Aviation LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of AerCap.
“Voting Agreement Period” means the period beginning on the date of the Shareholders’ Agreement and ending on the first business day on which the collective beneficial ownership of Shares of General Electric and its permitted transferees, as a group, is less than or equal to 24.9% of the then-issued and outstanding Shares.
“Voting Agreement Period Voting Shares” means, at any time of calculation during the Voting Agreement Period, the number of Shares equal to the product of (a) the quotient of (i) 24.9 divided by (ii) 75.1 times (b) the difference of (i) the total number of AerCap Shares outstanding at such time minus (ii) the total number of AerCap Shares beneficially owned by General Electric and its permitted transferees (collectively) at such time.

2.	INTRODUCTION
This shareholders’ circular has been prepared by AerCap to inform its shareholders, and other persons entitled to vote, at its annual general meeting of shareholders to be held on 12 May 2021 (the “General Meeting”), on the acquisition by the AerCap Entities of the GECAS Business, through (a) (i) the issuance by the applicable Ireland Company or its subsidiary, as applicable, and the subscription by Ireland Subscriber, of the New Ireland Company Notes and (ii) the applicable Ireland Company or such subsidiary repaying certain of its intercompany accounts with the proceeds of the issuance of the applicable New Ireland Company Note and (b) immediately after the transactions described in the foregoing clause (a)(ii), (i) the purchase by the U.S. Purchaser of the U.S. Company Membership Interests from the Existing U.S. Shareholder, (ii) the Ireland Subscriber’s subscription for the New Ireland Company 1 Shares and subsequent redemption and cancelation of the Existing Ireland Company 1 Shares, (iii) the purchase by the Ireland Subscriber of the Ireland Company 2 Shares and the Ireland Company 3 Shares from the Existing Ireland Shareholder 2 and (iv) the purchase by AerCap or one of its designated Affiliates from General Electric or one of its affiliates of the Transferred Assets, in exchange for the following consideration:
•	USD 23,905,398,192 (as adjusted pursuant to the terms of the Transaction Agreement);
•	111,500,000 Shares (as adjusted pursuant to the terms of the Transaction Agreement), expected to represent approximately 46% of AerCap’s outstanding Shares after the Completion; and
•	USD 1,000,000,000 to be paid in the form of one or more of the following (at the election of AerCap): (i) subordinated notes, (ii) senior unsecured notes or (iii) cash;
in each case, subject to the terms of the Transaction Documents (the “Proposed Transaction”).
This shareholders’ circular provides further details of the Proposed Transaction in connection with items 6., 7. (a) and (b), 8., 12. (e) and (f) and 15. on the agenda for the General Meeting. Additional details relating to the items on the agenda for the General Meeting are set forth in the explanatory notes to the agenda. The Board believes that the Proposed Transaction is in the best interests of AerCap and its business, taking into account the interests of its shareholders and other stakeholders, and is at fair terms and price.
Accordingly, the Board recommends that the AerCap shareholders, and other persons entitled to vote, vote in favour of the proposals with respect to items 6., 7. (a) and (b), 8., 12. (e) and (f) and 15. on the agenda for the General Meeting. The Proposed Transaction is expected to close in the fourth quarter of 2021, subject to, among other things, the Proposed Transaction having been approved at the General Meeting.
In order to enable AerCap (for the purposes of the below agenda items the “Company”) to enter into the Proposed Transaction, AerCap shareholders, and other persons entitled to vote, will be asked to vote in favour of the following proposals (the “Proposals”) at the General Meeting (among other matters):
Agenda item 6.	Approval pursuant to Article 2:107a Dutch Civil Code and article 16.7 of the Company’s articles of association in relation to the anticipated acquisition of the GECAS Business (voting item).

Agenda item 7.
(a) Conditional re-appointment of the Company’s Chief Executive Officer, Mr. Aengus Kelly, as executive director for a period of four years in relation to the anticipated acquisition of the GECAS Business (voting item).

(b) Conditional re-appointment of Mr. Paul Dacier as non-executive director for a period of four years in relation to the anticipated acquisition of the GECAS Business (voting item).

Agenda item 8.	Conditional appointment of Ms. Jennifer VanBelle as a non-executive director for a period of four years in relation to the anticipated acquisition of the GECAS Business (voting item).

Agenda item 12.	(e) Conditional authorization of the Board to issue additional shares and grant rights to subscribe for shares in relation to the anticipated acquisition of the GECAS Business (voting item).

(f) Conditional authorization of the Board to limit or exclude pre-emptive rights in relation to item 12(e) in relation to the anticipated acquisition of the GECAS Business (voting item).

Agenda item 15.
Amendment to the Company’s articles of association to increase the authorized share capital to EUR 4,500,000 divided into 450,000,000 ordinary shares and to permit the interim filling of vacancies on the Board, and the designation of each of the Company’s directors and each (candidate) civil law notary and lawyer at NautaDutilh to implement the amendment to the Company’s articles of association (voting item).

The Proposal under agenda item 8. is conditional on the adoption of agenda items 6. and 12. (e) and (f), and if the Proposal under agenda item 8. is adopted, the appointment shall be subject to, and effective as of, the Completion Effective Time. The Proposals under agenda items 7.(a) and (b), 12. (e) and (f) and 15. are conditional on the adoption of agenda item 6.
Under AerCap’s articles of association, the adoption of the Proposals requires an absolute majority of the votes at the General Meeting cast in favour of the Proposals, except for agenda item 12. (f), which requires a majority of at least two-thirds of the votes cast at the General Meeting in favour of such proposal if less than half of AerCap’s issued share capital is represented at the General Meeting. At the date of this shareholders’ circular AerCap’s issued and outstanding share capital amounts to EUR 1,388,473, consisting of 138,847,345 Shares, all of which Shares are fully paid-up.
Dublin, 25 March 2021

3.	EVENTS LEADING UP TO THE PROPOSED TRANSACTION
During 2020, the Chief Executive Officer of General Electric, Mr. H. Lawrence Culp, Jr., and the Chief Executive Officer of AerCap, Mr. Aengus Kelly, had occasional telephone conversations regarding the possibility of a potential transaction between AerCap and General Electric involving the sale of the GECAS Business.
On 17 November 2020, Mr. Culp and Mr. Kelly met in Boston, Massachusetts to explore the possibility of a potential transaction between AerCap and General Electric involving the sale of the GECAS Business.
On 10 December 2020, the Board was informed that tentative discussions had progressed with General Electric and unanimously authorized preliminary due diligence to further explore the possibility of a potential transaction between AerCap and General Electric involving the sale of the GECAS Business.
On 11 December 2020, General Electric and AerCap signed a confidentiality agreement and commenced preliminary due diligence.
Subsequently, additional tentative discussions took place between AerCap and General Electric on a basis for entering into negotiations and an in-depth due diligence phase, including on matters such as a potential transaction structure and valuation.
On 23 December 2020, the Board held a meeting at which it considered an initial, high-level overview of the GECAS Business and received an update on tentative discussions, including a high-level overview of the potential structure of a transaction and the consideration should a valuation be agreed upon. The Board also discussed potential sources of funding for a transaction.
On 5 January 2021, the Board held a meeting at which it considered further a high-level overview of the GECAS Business and its historical financials, based upon information received from General Electric. AerCap’s management also provided an update on tentative discussions with General Electric to the Board.
On 15 January 2021, the Board held a meeting at which it considered a high-level preliminary assessment of the valuation of the GECAS Business and its assets with a view to assessing whether there was a basis to enter into negotiations and in-depth due diligence to assess a potential transaction. The Board discussed that, as part of any transaction, General Electric would become a significant shareholder of AerCap because any transaction would involve a mix of cash and stock consideration.
On 20 January 2021, representatives of General Electric and AerCap reached an agreement in principle around the consideration for the Proposed Transaction subject to confirmatory diligence, pursuant to which General Electric would receive approximately $24 billion in cash, 111.5 million AerCap Shares and $1 billion principal amount of AerCap notes.
On 22 January 2021, the Board held a meeting at which it was appraised of an updated high-level preliminary assessment of the valuation of the GECAS Business and its assets with a view to further refining whether there was a basis to enter negotiations and in-depth due diligence to assess a potential transaction. The Board unanimously acknowledged the results of the ongoing tentative discussions and unanimously agreed that, based on a high-level consensus on valuation and a potential transaction structure, further negotiation was warranted and an in-depth due diligence phase should commence. Subsequently, AerCap and General Electric began conducting in-depth commercial, financial, tax and legal due diligence investigations on each other, which due diligence investigations continued until the entry into the Transaction Agreement.
Also on 22 January 2021, a limited number of the senior management team of the GECAS Business were informed of the ongoing discussions between AerCap and General Electric. On or about the same day, AerCap contacted Citi in relation to the Proposed Transaction.
Also on 22 January 2021, AerCap’s internal disclosure committee determined that the stage of the potential transaction process had progressed to a point that the information on the progress of discussions constituted inside information under the European Market Abuse Regulation (“MAR”), and reaffirmed that its internal controls and processes complied with MAR. AerCap’s disclosure committee decided to delay disclosure of that inside information to the public on the basis that (i) immediate disclosure would prejudice the discussions and negotiations with General Electric, (ii) the delay was unlikely to mislead the public and (iii) AerCap was able to ensure the confidentiality of the inside information (including pursuant to the foregoing confidentiality agreement with General Electric).

On 5 February 2021, the Board held a meeting at which it received additional detail on the GECAS Business’ key businesses with a particular focus on its helicopter and engine leasing businesses.
On 15 February 2021, the Board held a meeting at which it received an update on the ongoing tentative discussions on the valuation of the GECAS Business and its assets.
On 19 February 2021, the Board held a meeting at which it received an update on the progress of due diligence and negotiations with General Electric. The Board considered initial pro forma projections for AerCap and the GECAS Business on a combined basis, based upon due diligence data received to date.
On 24 February 2021, the Board held a meeting at which it received a further update on the progress of due diligence and negotiations with General Electric. The Board again considered initial pro forma projections for AerCap and the GECAS Business on a combined basis, based upon due diligence data received to date. The Board also received an update on engagement with relevant rating agencies.
On 5 March 2021, the Board held a meeting at which it received a further update on the progress of due diligence and negotiations with General Electric, which included a discussion of the terms of the draft Transaction Documents and Bridge Commitment Letter. At this meeting, Citi reviewed with the Board Citi’s preliminary financial analysis relating to the Proposed Transaction and Cravath, Swaine and Moore LLP gave a presentation providing an overview of the Transaction Documents.
On 7 March 2021, the Board held a meeting at which it discussed the terms of the draft Transaction Documents and Bridge Commitment Letter, and various other business, financial, market and legal factors in connection with the Proposed Transaction. At that meeting, Citi confirmed that, except for updating certain market data, there were no material changes to Citi’s financial analysis relating to the Proposed Transaction reviewed with the Board at the 5 March 2021 meeting.
Also on 7 March 2021, various media outlets reported that AerCap and General Electric were in discussions about a potential transaction between AerCap and the GECAS Business. On 8 March 2021, AerCap confirmed that discussions were ongoing between AerCap and General Electric with respect to the GECAS Business.
On 8 March 2021, the Board held a meeting at which it received a further update on the progress of negotiations with General Electric, which included a discussion of the terms of the draft Transaction Documents and Bridge Commitment Letter.
On 9 March 2021, the Board held a meeting at which it discussed the terms of the draft Transaction Documents and Bridge Commitment Letter and various other business, financial, market and legal factors in connection with the Proposed Transaction. Following this discussion, Citi delivered a written opinion, dated 9 March 2021, to the Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, the aggregate consideration to be paid in the Proposed Transaction was fair, from a financial point of view, to AerCap. Following further discussion and deliberation, the Board unanimously resolved to approve the entry into the Transaction Agreement, the other Transaction Documents and the Bridge Commitment Letter.
The Transaction Agreement and the Bridge Commitment Letter were executed on 9 March 2021.
The Proposed Transaction was announced by AerCap and General Electric in the morning of 10 March 2021.
AerCap has been advised by Cravath, Swaine and Moore LLP, NautaDutilh N.V., McCann FitzGerald, Covington & Burling LLP and Herbert Smith Freehills as legal advisors, Citi and Morgan Stanley as financial advisors, and KPMG International Limited as tax advisor with respect to the Proposed Transaction.

4.	RATIONALE FOR THE PROPOSED TRANSACTION
The Board proposes that AerCap consummate the Proposed Transaction and recommends that the AerCap shareholders, and other persons entitled to vote, vote in favour of the Proposals. Prior to reaching its determination to support the Proposed Transaction, the Board considered a variety of factors, including the strategic and financial benefits of the transaction, the unique opportunity presented and the strong track record of AerCap in executing successful M&A transactions. The Board also consulted with and discussed various aspects of the Proposed Transaction with AerCap’s management and evaluated the Proposed Transaction with the assistance of AerCap’s legal, financial and tax advisors. In reaching its determination to support the Proposed Transaction, the Board considered a variety of factors, including the following material factors:
Creates an Industry Leader across All Areas of Aviation Leasing
AerCap’s acquisition of the GECAS Business will create an industry leader across all areas of aviation leasing, with leading positions across aircraft, engine and helicopter leasing.
The combined company will have over 2,000 owned and managed aircraft, over 900 owned and managed engines, over 300 owned helicopters and approximately 300 customers around the world. In addition, the combined company will have an order book of approximately 500 new technology aircraft, of which over 90% are narrowbody aircraft, on a pro forma basis. The combined company had total assets on a pro forma basis of approximately USD 76 billion as of 31 December 2020, and it will be a strategic partner to OEMs and customers globally.
AerCap will become a world leading engine leasing company, with over 900 owned and managed engines across approximately 50 customers. The owned engine portfolio is comprised almost entirely of General Electric and CFM International engines, which power the world’s most popular and in-demand aircraft, including Boeing 787 aircraft, Boeing 777-300ER aircraft, Boeing 737 aircraft, Airbus A320 Family aircraft, Boeing 737-MAX aircraft and Airbus A320neo Family aircraft.
AerCap will also become a world-leading helicopter leasing company, with the youngest helicopter fleet in the industry with an average age of approximately 6 years. In connection with the Proposed Transaction, we expect that the assets of the helicopter leasing business will be written down significantly, which will improve the yields of these assets and the profitability of this business.
Attractive Purchase Price at Discount to Net Asset Value
As of 31 December 2020, the GECAS Business had a net asset value of approximately USD 34.2 billion, excluding the U.S. deferred tax liability of approximately USD 0.8 billion that will be eliminated as a result of elections under Section 338(h)(10) of the U.S. Tax Code that the Existing U.S. Shareholder and AerCap will jointly make (or cause to be made) in connection with the Proposed Transaction. Based on the closing price of AerCap’s Shares as of 5 March 2021, the Consideration has a value of approximately USD 30.6 billion, representing a discount of approximately USD 3.6 billion compared to the net asset value of the GECAS Business as of 31 December 2020.
The Proposed Transaction includes a “cash lockbox” feature, whereby the earnings and cash flows of the GECAS Business between the GECAS Business Reference Balance Sheet Date and the Completion Effective Time will accrue to AerCap. Any net earnings generated by the GECAS Business during this period are expected to increase the net asset value of the GECAS Business.
In connection with the Proposed Transaction, AerCap will recognize the GECAS Business balance sheet at fair value on the Completion date, which is expected to result in a reduction in the carrying value of the assets of the GECAS Business. This is expected to improve the yields and returns on these assets and underpin the strength of AerCap’s balance sheet in the future.
Positive Impact on Long-term Shareholder Value
We believe the Proposed Transaction will enhance AerCap’s revenues, cash flows, operating earnings and operating cash flows and create significant value for AerCap’s shareholders over the long term. The Proposed Transaction is expected to be accretive to AerCap’s operating cash flows, earnings and earnings per Share. The enhancement of AerCap’s earnings and earnings per Share will be driven in part by the discount between the Consideration being paid and the net asset value of the GECAS Business, which we expect will result in significant reductions in depreciation and interest expense relative to historical results for the GECAS Business. In addition, upon completion of the integration of the AerCap and the GECAS Business, we expect to generate SG&A synergies of approximately $150 million compared to the combined 2019 SG&A expenses for the two businesses.

In addition to these financial benefits, we believe that the complementary customer bases and aircraft portfolios of AerCap and the GECAS Business will diversify the revenues and assets of AerCap. Moreover, we believe that the enhanced product offering and reach of the combined company will result in additional attractive business opportunities.
Enhances Many of AerCap’s Key Credit Metrics
The Proposed Transaction is expected to enhance a number of AerCap’s key credit metrics. We expect that the combined company will have stronger cash flows, a broader revenue base, less customer concentration and more unencumbered assets than AerCap currently has on a stand-alone basis.
AerCap’s investment grade ratings have been a key strength of the company. In connection with the Proposed Transaction, AerCap will maintain its strong commitment to investment grade ratings. We have received feedback from the rating agencies regarding the Proposed Transaction and, based upon this feedback, we expect the combined company to maintain its current investment grade ratings.
AerCap will continue to maintain its current liquidity and leverage targets, including a target adjusted debt-to-equity ratio of 2.7x. We expect that the adjusted debt-to-equity ratio of the combined company at the Completion will be approximately 3.0x. We believe that, following the Completion, the combined company will be able to reduce its leverage to its target level rapidly.
Broader Combined Customer Profile Will Provide Greater Diversification
The combined company will have approximately 300 customers and greater customer diversification. The top 10 customers of the combined company are expected to represent approximately 30% of the company’s net book value, compared to approximately 45% for AerCap currently.
Proven Track Record of Successful M&A and Integration
Over the past decade, AerCap has grown through two significant acquisitions, the acquisition of Genesis Lease announced in 2009 and the acquisition of International Lease Finance Corporation (“ILFC”) announced in 2013.
Following the ILFC acquisition, AerCap successfully integrated ILFC well ahead of original expectations, including the integration of all departments, systems and procedures.
We believe that the integration of the GECAS Business will be more straightforward than the integration of ILFC, in part because:
•
AerCap is a larger company than the GECAS Business and has full capabilities across all departments, whereas ILFC was approximately three times the size of AerCap and had considerably greater capabilities in certain areas.

•	The primary office of the GECAS Business is in Shannon, Ireland, which is also the location of AerCap’s second-largest office; in contrast, ILFC’s primary offices were in Los Angeles.
•	Most of the aircraft fleet of the GECAS Business is already Ireland-based, whereas ILFC’s fleet was almost entirely U.S.-based and was moved to Ireland post-acquisition.
•	The GECAS Business’ engine leasing and helicopter leasing businesses are already based in Ireland, have deep and complementary expertise and are relatively self-contained.
Given AerCap’s position as an industry leader in aircraft leasing and the company’s deep expertise in aircraft leasing, sales and financing, we believe the company is well-positioned to acquire and manage the GECAS Business. AerCap has leased over 1,000 aircraft during the past five years and over the last decade has raised over USD 83 billion of total financing, including over USD 9 billion raised since the beginning of the Covid-19 pandemic in March 2020.

5.	SELECTED INFORMATION ON THE GECAS BUSINESS AND GENERAL ELECTRIC
The GECAS Business
The GECAS Business is a world-leading aviation lessor and financier. The GECAS Business began leasing aircraft in 1967 and is wholly owned by General Electric. The GECAS Business has a range of attractive assets, including narrowbody and widebody aircraft, regional jets, turboprops, freighters, engines, and helicopters. The GECAS Business offers a broad array of financing products and services on these assets, including operating leases, sale-leasebacks and airframe parts management.
As of 31 December 2020, the portfolio of the GECAS Business included 1,007 owned and managed aircraft, 336 owned helicopters and 931 owned and managed engines, including engines leased to the Shannon Engine Support joint venture. The GECAS Business’ owned engine fleet is concentrated in CFM56 and LEAP engines, which power the world’s most popular aircraft.
The GECAS Business has commitments to purchase 252 new aircraft directly from aircraft manufacturers, 27 new helicopters and 8 new engines through 2026 (not including any new assets subject to purchase and leaseback arrangements). The GECAS Business serves over 200 customers in approximately 75 countries from a network of 15 offices around the world.
For the year ended 31 December 2020, the GECAS Business had total revenues of approximately USD 3.8 billion.
The following table presents the GECAS Business’ aircraft portfolio by aircraft type as of 31 December 2020:
Aircraft type	Number of owned aircraft(2)	Number of managed aircraft	Total owned and managed aircraft
Airbus A320 family	275	36	311
Airbus A320neo family	95	5	100
Airbus A330	17	1	18
Airbus A350	11	5	16
Boeing 737NG	231	39	270
Boeing 737 MAX	29	—	29
Boeing 747	10	—	10
Boeing 767	25	3	28
Boeing 777-200ER	8	—	8
Boeing 777-300/300ER	28	1	29
Boeing 787	9	—	9
Embraer E190/E195	58	—	58
Other(1)	121	—	121
Total	917	90	1,007
Notes:
(1)	Other includes 92 Bombardier CRJ200 and Embraer E170 and E175 aircraft; 19 ATR and De Havilland Canada DHC-8-400 aircraft; eight Boeing 737 classic aircraft; and two Boeing 757-200 aircraft.
(2)	Owned aircraft include 67 cargo aircraft, including 33 Boeing 737NG aircraft; 9 Boeing 747 aircraft; 14 Boeing 767 aircraft; three Boeing 777-200ER aircraft; and eight other cargo aircraft.
The GECAS Business is one of the world’s largest engine leasing companies, with 931 owned and managed engines across approximately 50 customers. The owned engine portfolio is comprised almost entirely of General Electric and CFM International engines, the most liquid engine types that power the world’s most popular and in-demand aircraft, including Boeing 787 aircraft, Boeing 777-300ER aircraft, Boeing 737 aircraft, Airbus A320 Family aircraft, Boeing 737-MAX aircraft and Airbus A320neo Family aircraft. The engine leasing business has deep relationships with two key engine OEMs, GE Aviation and CFM International, and its two largest customers, GE Aviation and Shannon Engine Support (a subsidiary of CFM International), represent over 50% of the net book value of the owned engine portfolio.

The GECAS Business leases helicopters to approximately 40 customers. Its largest lessees are Babcock International, Bristow Helicopters, CHC and Saudi Aramco. Approximately 60% of the helicopters by net book value are used for the oil and gas industry, a reduction from approximately 80% in 2015.
The GECAS Business predominantly enters into net operating leases that require the lessees to pay all operating expenses, normal maintenance and overhaul expenses, insurance premiums and taxes. The leases relating to the GECAS Business’ owned aircraft have remaining terms of up to 12 years, and the weighted average lease term remaining on the current leases, based on the net book value of owned aircraft, was approximately seven years as of 31 December 2020. The leases are generally payable in U.S. dollars with lease rates fixed for the term of the lease.
In addition to its primary leasing activities, the GECAS Business provided fleet management services for aircraft portfolios for a management fee, for 90 aircraft and 236 engines as of 31 December 2020.
Below are the GECAS Business’ statements of financial position for the year ended 31 December 2020 (preliminary and unaudited) and 31 December 2019 (audited) and statements of earnings for the year ended 31 December 2020 (preliminary and unaudited), 31 December 2019 (audited) and 31 December 2018 (audited). The financial information of the GECAS Business presented below as of and for the year ended 31 December 2020 is preliminary and unaudited and is subject to the completion of the GECAS Business’ financial closing procedures and related review. In addition, no independent auditor has audited, reviewed, compiled or performed any procedures with respect to the financial information of the GECAS Business presented below as of and for the year ended 31 December 2020. Accordingly, the financial position and financial results of the GECAS Business as of and for the year ended 31 December 3020 may change relative to the information set forth below, and those changes may be material.

GECAS Business Balance Sheet
	As of 31 December
(U.S. Dollars in thousands)	2020 Unaudited	2019 Audited
Assets
Cash and cash equivalents	$96,156	$91,111
Restricted cash	3,220	2,494
Financing receivables, net of allowance for credit losses	2,709,807	2,773,889
Operating lease receivables, net	1,088,155	703,118
Equipment leased to others, net	29,194,772	29,405,789
Assets held for sale	374,233	1,709,407
Pre-delivery payments on flight equipment	2,729,686	2,934,259
Goodwill and intangible assets, net	103,573	305,712
Associated companies(1)	624,008	592,331
Other assets and receivables, net	1,177,146	924,901
Operating lease right-of-use assets	130,125	151,107
Assets of discontinued operations(2)	—	248,370
Total Assets	$38,230,881	$39,842,488
Liabilities and Equity
Short-term borrowings, net of debt issuance costs	$65,366	$119,265
Deferred income	187,692	223,141
Sales deposits	28,307	681,887
Security deposits	249,433	330,862
Maintenance reserves	1,375,096	1,570,006
Long-term borrowings, net of debt issuance costs	99,240	164,873
Operating lease liabilities	134,277	123,711
Deferred income taxes(3)	2,366,674	2,455,487
Other liabilities	352,078	375,190
Liabilities of discontinued operations(2)	—	68,637
Total liabilities	4,858,163	6,113,059
Commitments and contingencies
Net parent investment	33,447,643	33,818,247
Accumulated other comprehensive loss	(74,925)	(88,818)
Total equity	33,372,718	33,729,429
Total Liabilities and Equity	$38,230,881	$39,842,488
Notes:
(1)	Associated companies includes $624 million and $592 million as of 31 December 2020 and 2019, respectively, related to non-consolidated affiliates, primarily relating to Shannon Engine Support.
(2)	Assets of discontinued operations and liabilities of discontinued operations represents the assets and liabilities, respectively, of PK Finance, which was sold by the GECAS Business on 25 June 2020.
(3)	Deferred income taxes includes $822 million and $933 million related to deferred U.S. income taxes as of 31 December 2020 and 2019, respectively.

GECAS Business Income Statement
	For the year ended 31 December
(U.S. Dollars in thousands)	2020 Unaudited	2019 Audited	2018 Audited
Revenues
Operating lease revenue, net	$3,251,769	$3,623,210	$3,776,056
Finance lease and interest revenue, net	196,925	252,347	232,019
Gain on disposal of equipment leased to others, net	193,380	358,722	312,132
Operating lease revenue from GE(1)	179,717	161,648	173,666
Other revenue(2)	26,652	51,539	116,684
Total Revenues	3,848,443	4,447,466	4,610,557
Expenses
Depreciation on equipment leased to others(3)	$1,938,005	$1,927,932	$1,958,714
Impairments on equipment leased to others	568,529	75,349	41,729
Impairment on goodwill(4)	117,194	—	—
Interest expense, net(5)	902,466	939,064	860,227
Operating lease expense	141,739	213,661	152,060
Selling, general and administrative expense	179,684	278,386	272,093
Other expense	147,237	140,700	94,624
Total Expenses	3,994,854	3,575,092	3,379,447
(Losses)/earnings from continuing operations before income taxes and share of earnings from associated companies	(146,411)	872,374	1,231,110
Provision for income taxes	(4,832)	(147,935)	(176,196)
Share of earnings from associated companies(6)	38,411	158,275	124,979
Net (losses)/earnings from continuing operations	(112,832)	882,714	1,179,893
Earnings from discontinued operations, net of taxes(7)	48,394	145,789	72,255
Net (losses)/earnings	$(64,438)	$1,028,503	$1,252,148
Notes:
(1)	Operating lease revenue from GE primarily reflects revenue with respect to engines leased to GE Aviation.
(2)	Other revenue primarily reflects revenue generated by the GECAS Business parts business, which is subject to variability related to the aviation business cycle.
(3)
Depreciation on equipment leased to others includes $145 million, $114 million and $106 million for the years ended 31 December 2020, 2019 and 2018, respectively, related to the amortization of amounts capitalized in connection with maintenance events.

(4)
Impairment on goodwill of $117 million for the year ended 31 December 2020 was taken as part of the annual impairment testing performed, and related to legacy goodwill balances acquired prior to the acquisition of the GECAS Business’ helicopter leasing business.

(5)
Interest expense, net reflects interest costs assessed to GECAS from GE Capital’s centralized treasury function, which were determined on the basis of the debt allocated by GE Capital to the GECAS Business and a calculated leverage ratio for the GECAS Business. The weighted average interest rate was 3.22%, 3.49% and 3.27% for the years ended 31 December 2020, 2019 and 2018, respectively.

(6)
Share of earnings from associated companies includes earnings from unconsolidated entities in which the GECAS Business does not have a controlling financial interest, but over which it has significant influence; interests in these entities are accounted for as equity method investments. These investments include a 50% indirect economic interest in SES; a 30% investment in Global Infrastructure Management LLC (“GIP”); investments ranging from 6% to 50% in certain funds of Mubadala Infrastructure Investments Limited; and a 9.5% interest in Einn Volant Aircraft Leasing Holdings Ltd. In 2019, GIP sold its stake in Gatwick Airport, resulting in recognition by the GECAS Business of $13 million of gain on disposal of this investment, which resulted in proceeds of $323 million to the GECAS Business.

(7)	Earnings from discontinued operations represents the earnings from PK Finance.
General Electric
General Electric, the ultimate parent of the Existing Shareholders, is a high-tech industrial company that operates worldwide through its power, renewable energy, aviation and healthcare segments, and its financial services business General Electric Capital. General Electric serves customers in over 170 countries. Among other products, General Electric produces commercial and military aircraft engines, integrated engine components, electric power and mechanical aircraft systems, and serves as a provider of aircraft engines to the GECAS Business. General Electric’s common stock is listed on the New York Stock Exchange under the ticker symbol GE.

6.	UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION
This Chapter 6 shows certain unaudited selected financial information for the combined company on a pro forma basis for the fiscal year ended 31 December 2020. The selected pro forma financial information should be read in conjunction with the audited financial report as of and for the fiscal year ended 31 December 2020 of AerCap, including the notes thereto, which have been filed with the SEC, and the unaudited preliminary financial information as of and for the fiscal year ended 31 December 2020 of the GECAS Business set forth in Chapter 5 of this shareholders’ circular.
Accounting rules require that, when combining the balance sheet of an acquired business with its own, the acquirer (in the Proposed Transaction, AerCap) must state the identifiable assets and liabilities of the acquired business at their fair market value. In the unaudited selected pro forma combined financial information herein, certain preliminary pro forma adjustments have been made to illustrate potential impacts of such fair value adjustments. These and other pro forma adjustments are based on current market conditions and available information and are therefore preliminary and have been made solely for the purpose of providing illustrative unaudited pro forma combined financial information. Significant differences between these preliminary estimates and the final purchase accounting may occur and these differences could be material.
The unaudited selected pro forma financial information herein is included for illustrative purposes only and does not represent any actual financial position or any actual results of operations. The unaudited balance sheet and results of operations of the combined company following the Completion of the Proposed Transaction will be made available as part of the financial results announcements of AerCap following the Completion.
AerCap does not claim or represent that the unaudited selected pro forma combined financial information is indicative of its financial position or results that would have been achieved had the Proposed Transaction actually taken place or the financial position or results that may be achieved in the future. There can be no assurance that the assumptions used in the preparation of the illustrative financial information, including in relation to the successful integration of the businesses of AerCap and the GECAS Business and the success of AerCap’s strategy following the completion of the Proposed Transaction, will prove to be correct. Certain factors could cause actual results to differ materially from the financial information provided herein, including the following: AerCap may not realize expected cost savings, synergies and other benefits because of integration difficulties, difficulty implementing the Proposed Transaction structure and other challenges; actual fair value adjustments to assets and liabilities acquired and acquisition accounting may materially differ upon closing following further analysis of available information and as a result of changes in market conditions at the closing date of the Proposed Transaction; AerCap’s future results may suffer if the combined company does not effectively manage its expanded operations following the transaction; and the fact that AerCap is expected to incur substantial expenses related to the Proposed Transaction and the integration of the GECAS Business that may not be offset by cost savings, synergies and other benefits. As further described in Chapter 5 (Selected Information on the GECAS Business and General Electric), the financial information of the GECAS Business as of and for the fiscal year ended 31 December 2020, which was used in the calculation of the unaudited pro forma combined financial information herein, is preliminary and unaudited, and may change materially. In addition, the unaudited pro forma combined information provided herein has not been prepared in accordance with the requirements of Regulation S-X promulgated by the SEC, including the requirements related to preparation of pro forma financial information. Any pro forma financial information provided in the future may be prepared in accordance with the requirements of Regulation S-X promulgated by the SEC, and may therefore be prepared differently, and vary materially, from the pro forma financial information set forth herein.
In addition, the information below includes certain forward-looking statements. For further information regarding forward-looking statements, see “Important Information.”
Pro Forma Assets and Capital Structure
As of 31 December 2020, on a pro forma basis the combined company had over 2,000 owned and managed aircraft; over 900 owned and managed engines; and over 300 owned helicopters.

The following table presents the owned and managed aircraft fleet of the combined company on a pro forma basis as of 31 December 2020:
Aircraft type	Number of owned aircraft	Number of managed aircraft	Total owned and managed aircraft
Airbus A320 Family	549	80	629
Airbus A320neo Family	260	10	270
Airbus A330	77	10	87
Airbus A350	38	5	43
Boeing 737NG	459	82	541
Boeing 737 MAX	34	—	34
Boeing 747	10	—	10
Boeing 767	47	3	50
Boeing 777-200ER	24	2	26
Boeing 777-300/300ER	49	2	51
Boeing 787	100	1	101
Embraer E190/195 – E2	15	—	15
Embraer E190/195	58	—	58
Other	136	—	136
Total	1,856	195	2,051
The following table presents, for the combined company on a pro forma basis, long-lived assets, including flight equipment held for operating leases, flight equipment held for sale, investment in finance and sales-type leases, net attributable to individual countries, based on each lessee’s principal place of business, in each case as of 31 December 2020:
Year Ended December 2020
China(1)	17%
United States	15%
Brazil	5%
Russia	5%
France	4%
Other countries	54%
Total	100%
Notes:
(1)	Includes mainland China, Hong Kong and Macau.
Total assets of the combined company on a pro forma basis were approximately USD 76 billion as of 31 December 2020. On a pro forma basis, as of 31 December 2020, the combined company’s aircraft leasing business comprised approximately 90% of total flight equipment assets, with the engine and helicopter leasing businesses each comprising approximately 5% of total flight equipment assets, in each case, as measured by pro forma net book value as of 31 December 2020.
The adjusted debt-to-equity ratio at the Completion date is expected to be approximately 3.0x. AerCap plans to maintain its current target adjusted debt-to-equity ratio of 2.7x following the Completion date. As a result of the strong cash flow and earnings profile of the combined company, AerCap expects the adjusted debt-to-equity ratio to decrease to this target level rapidly.
Pro Forma Liquidity and Leverage
The combined company will continue to target a strong liquidity position. The combined company will manage its liquidity by, among other things, considering its sources of cash compared to its uses of cash over the next 12 months as of a given date. Sources of cash include unrestricted cash, revolving credit facilities and other undrawn committed facilities, contracted sales and estimated operating cash flow for the next 12 months. Uses of cash include contracted debt maturities and estimated cash capital expenditures over the next 12 months.
At the Completion date, AerCap expects the ratio of next 12 months’ sources-to-uses of the combined company to be approximately 1.5x, with a longer-term liquidity target of 1.2x.

7.	SUMMARY OF THE TERMS OF THE PROPOSED TRANSACTION
IMPORTANT INFORMATION
In this Chapter 7, certain important terms of the Transaction Documents are summarized. This summary is for ease of understanding the Proposed Transaction and does not in any way purport to be complete and is qualified in its entirety by the full text of the agreements described herein, which are publicly available as attachments to the Form 6-K furnished by AerCap with the SEC on 12 March 2021.
Transaction Agreement
Consideration
•	USD 23,905,398,192 (as adjusted pursuant to the terms of the Transaction Agreement) (the “Cash Consideration”);
•
111,500,000 Shares (as adjusted pursuant to the terms of the Transaction Agreement) (the “Stock Consideration”), expected to represent approximately 46% of AerCap’s outstanding Shares after the Completion; and

•
up to USD 1,000,000,000 to be paid in the form of one or more of the following (at the election of AerCap): (i) subordinated notes (any such subordinated notes, the “AerCap Subordinated Notes”), (ii) senior unsecured notes (any such senior unsecured notes, the “AerCap Senior Notes,” and together with the AerCap Subordinated Notes, the “AerCap Notes”) or (iii) cash (the AerCap Notes and any such cash paid in lieu of all or any portion thereof at the election of AerCap, together with the Cash Consideration and the Stock Consideration, the “Consideration”);

in each case, subject to the terms of the Transaction Documents.
Conditions to closing
The respective obligations of General Electric and the Existing Shareholders, on the one hand, and AerCap and the AerCap Entities, on the other hand, to complete the transactions contemplated by the Transaction Agreement at the Completion are subject to the satisfaction or waiver, at or prior to the Completion, of each of the following conditions (which conditions may be waived only by the mutual agreement of General Electric and AerCap, and only to the extent permitted by applicable law):
•
specified anti-trust waiting periods (and any extensions thereof) shall have expired or been terminated and certain specified regulatory approvals being obtained (or deemed to have been obtained by the expiration of the applicable waiting period), and Completion being permitted to occur pursuant to the expiration or termination of such waiting periods and the receipt of such approvals;

•	General Electric and AerCap shall have obtained CFIUS and other foreign direct investment approvals;
•
no Order by any governmental authority of competent jurisdiction shall be in effect, and no Law shall have been enacted by any governmental authority of competent jurisdiction that, in any case, restrains, enjoins or otherwise prohibits or makes illegal the consummation of the transactions contemplated by the Transaction Documents or requires the taking of an Excluded Action (such Order or Law, a “Legal Restraint”);

•	the Required AerCap Shareholder Approval shall have been obtained; and
•	the Ireland Company 1 F Reorganization shall have occurred in accordance with the Transaction Agreement.
The respective obligations of General Electric and the Existing Shareholders to complete the transactions contemplated by the Transaction Agreement at the Completion are further subject to the satisfaction or waiver, at or prior to the Completion, of each of the following conditions (which conditions may only be waived in whole or in part in writing by General Electric):
•	AerCap’s and the AerCap Entities’ warranties must be accurate as of the Completion date (subject, in certain cases, to “materiality” and Material Adverse Effect qualifiers);
•	The covenants in the Transaction Agreement required to be complied with by AerCap or the AerCap Entities on or before the Completion date shall have been complied with in all material respects;

•	The AerCap Group must not have experienced a Material Adverse Effect between the date of the Transaction Agreement and the Completion date;
•	the Stock Consideration shall have been listed on the New York Stock Exchange, subject to official notice of issuance; and
•
the Registration Rights Agreement, the Noteholder Agreement (except in the event that no AerCap Notes are issued), the Shareholders’ Agreement, the Financial Reporting Agreement, the Transition Services Agreement and the Transitional Trademark License Agreement shall have been executed and delivered by each member of the AerCap Group party thereto.

The respective obligations of AerCap and the AerCap Entities to complete the transactions contemplated by the Transaction Agreement at the Completion are further subject to the satisfaction or waiver, at or prior to the Completion, of each of the following conditions (which conditions may only be waived in whole or in part in writing by AerCap):
•
the title to, and registration with the FAA of, each FAA Aircraft being held by, and registered with the FAA in the name of, a U.S. owner trustee (for the benefit of the GECAS Companies or their respective subsidiaries);

•	General Electric’s and the Existing Shareholders’ warranties must be accurate as of the Completion date (subject, in certain cases, to “materiality” and Material Adverse Effect qualifiers);
•
The covenants in the Transaction Agreement required to be complied with by General Electric or the Existing Shareholders on or before the Completion date shall have been complied with in all material respects;

•
the GECAS Business or the GECAS Companies and their respective subsidiaries, taken as a whole, must not have experienced a Material Adverse Effect between the date of the Transaction Agreement and the Completion date;

•
the Registration Rights Agreement, the Noteholder Agreement (except in the event that no AerCap Notes are issued), the Shareholders’ Agreement, the Financial Reporting Agreement, the Transition Services Agreement and the Transitional Trademark License Agreement shall have been executed and delivered by each member of the General Electric group party thereto; and

•
the Ireland Company 1 and its relevant subsidiaries shall have complied with the provisions of section 82 (financial assistance) of the Companies Act 2014 of Ireland in connection with the consummation of the transactions contemplated by the Transaction Agreement.

Regulatory approvals
As described above, the consummation of the Proposed Transaction is conditional upon the approval of certain regulatory and anti-trust authorities in a number of jurisdictions, including the United States, the European Union and China, and other foreign direct investment approvals.
AerCap and the AerCap Entities, on the one hand, and General Electric and the Existing Shareholders, on the other hand, are required to use reasonable best efforts to take the steps necessary, proper or advisable (including commercial negotiations or concessions or, in connection with any requirement of any regulatory or anti-trust, competition or anti-monopoly governmental authority, committing to take any action, including agreeing to divest assets of the GECAS Companies or their respective subsidiaries, or any business or assets of the AerCap group) to obtain or cause to be obtained as promptly as possible after the date of the Transaction Agreement (which shall not be later than any date required by applicable law) all governmental approvals that are necessary to complete and make effective the transactions contemplated by the Transaction Documents, including the regulatory and anti-trust approvals described above. However, neither party is required to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits such party’s freedom of action that (x) is not conditioned on the Completion, (y) when combined with other actions taken pursuant to the provision described in this paragraph, would reasonably be expected to have an adverse impact that is material to the GECAS Business, taken as a whole, or if such action is imposed on the AerCap business, an adverse impact that is material to the AerCap business, taken as a whole, or (z) is in respect of assets or businesses of the General Electric group other than the GECAS Business (any such action, an “Excluded Action”).

Warranties
The Transaction Agreement contains warranties made by General Electric and the Existing Shareholders to AerCap and the AerCap Entities, and by AerCap and the AerCap Entities to General Electric and the Existing Shareholders. Certain of the warranties in the Transaction Agreement are subject to “materiality” or Material Adverse Effect qualifications or knowledge qualifications.
Operating covenants
General Electric and the Existing Shareholders have agreed to certain covenants in the Transaction Agreement regarding the conduct of the GECAS Business between the entry into the Transaction Agreement and the Completion. AerCap has also agreed to certain covenants in the Transaction Agreement regarding the conduct of its business between the entry into the Transaction Agreement and the Completion.
Indemnity
General Electric and the Existing Shareholders, on the one hand, and AerCap and the AerCap Entities, on the other hand, will indemnify each other for breaches of certain key warranties and breaches of covenants. In addition, AerCap and the AerCap Entities will indemnify General Electric and the Existing Shareholders for any GECAS Business Liability, and General Electric and, subject to the foregoing indemnity by General Electric and the Existing Shareholders for breaches of certain key warranties and breaches of covenants, General Electric and the Existing Shareholders will indemnify AerCap and the AerCap Entities for any Excluded Liability. General Electric and the Existing Shareholders have also agreed to indemnities to implement the allocation of responsibility for taxes described below under the heading “Tax Provisions.”
The warranties and the pre-completion covenants for which General Electric and the Existing Shareholders, on the one hand, and AerCap and the AerCap Entities, on the other hand will indemnify each other, will generally survive for 24 months after Completion (with certain “fundamental warranties” surviving indefinitely, certain warranties related to taxes surviving for 36 months after closing and certain warranties related to sufficiency of assets for the operation of the GECAS Business surviving for 12 months after closing). The covenants that are to be performed at or after Completion will survive until fully performed in accordance with their respective terms. All warranties other than the indemnifiable warranties will terminate and be extinguished as of the Completion date, and the parties will have no liability with respect to such warranties after the Completion date.
Deductible – Indemnification for warranties (other than fundamental warranties) is subject to reciprocal deductibles of USD 40 million.
Cap – Indemnification for warranties (other than fundamental warranties) is subject to reciprocal caps of USD 1.0 billion.
Aggregate Liability Cap – General Electric and the Existing Shareholders’ aggregate liability under the Transaction Agreement is capped at USD 5.0 billion (other than in respect of Excluded Liabilities) and AerCap and the AerCap Entities’ aggregate liability under the Transaction Agreement is capped at USD 2.0 billion (other than in respect of GECAS Business Liabilities).
Gross-Up – AerCap and the AerCap Entities are required to “gross up” indemnification payments to General Electric and the Existing Shareholders, as a result of the Existing Shareholders’ equity stake in AerCap on the date of payment, for losses incurred by AerCap.
No-Shops
General Electric and the Existing Shareholders are prohibited from soliciting any offers or proposals for, and entering into or continuing any discussions or negotiations in respect of, certain competing transactions.
AerCap and the AerCap Entities are also prohibited from soliciting any offers or proposals for, and entering into or continuing any discussions or negotiations with respect to, certain competing transactions. However, if, prior to the time the Required AerCap Shareholder Approval is obtained, AerCap receives an unsolicited offer/proposal which the Board determines constitutes or would reasonably be expected to result in a proposal that is superior to the Proposed Transaction, AerCap may engage or participate in any discussions or negotiations with respect to a competing transaction subject to certain requirements as set forth in the Transaction Agreement. AerCap may only do so if the Board determines in good faith after consultation with its outside legal counsel that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

General Meeting/Change of Board Recommendation
AerCap is required to hold a General Meeting for its shareholders and other persons entitled to vote, to vote on the Proposed Transaction, even if the Board changes its recommendation.
The Board has the flexibility to change its recommendation that the General Meeting approve the Proposed Transaction as a result of certain post-signing developments if it determines in good faith after consultation with its independent financial advisor and outside legal counsel that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.
AerCap must negotiate with General Electric and the Existing Shareholders for a period of four business days before the Board changes its recommendation regarding changes to the Proposed Transaction which would make it no longer necessary for the Board to change its recommendation.
Tax provisions
AerCap will make (or cause to be made) an election (i) jointly with the Existing U.S. Shareholder under Section 338(h)(10) of the U.S. Tax Code with respect to each GECAS Company that is a U.S. domestic corporation; and (ii) under Section 338(g) of the U.S. Tax Code with respect to each GECAS Company that is a foreign corporation for U.S. federal income tax purposes (together, the “Section 338 Elections”).
General Electric and the Existing Shareholders will generally indemnify AerCap for (i) all taxes of the GECAS Companies and their respective subsidiaries arising prior to 1 October 2020, up to an aggregate liability cap of USD 2.0 billion (which cap is subject to a dollar-for-dollar reduction for any losses arising from breaches of representations and warranties that were indemnified by General Electric and the Existing Shareholders); (ii) all consolidated tax liabilities of General Electric; and (iii) all taxes arising as a result of the Proposed Transaction and the Section 338 Elections described above, up to General Electric and the Existing Shareholders’ aggregate liability cap of USD 5.0 billion.
AerCap will generally indemnify General Electric and the Existing Shareholders for all taxes of the GECAS Companies and their respective subsidiaries arising on or after 1 October 2020, up to AerCap’s aggregate liability cap of USD 2.0 billion.
AerCap will bear 100% of any transfer taxes imposed on the Proposed Transaction unless the ownership percentage of General Electric and its affiliates in AerCap as of the Completion has decreased at the time such transfer taxes are paid. If the ownership percentage of General Electric and its affiliates in AerCap has decreased at the time any transfer taxes are paid, General Electric will bear a portion of such transfer taxes, as determined by a formula linked to their decrease in ownership (and capped at the Completion date ownership percentage).
Compensation and benefits matters
The Existing Shareholders will retain all obligations and liabilities with respect to benefit plans that are not sponsored by the GECAS Companies or their respective subsidiaries, including all equity compensation arrangements. The GECAS Companies or their respective subsidiaries will retain obligations and liabilities with respect to benefit plans sponsored by the GECAS Companies or their respective subsidiaries.
General Electric and its affiliates will be prohibited from soliciting certain senior employees of the GECAS Companies or their respective subsidiaries for two years following the Completion.
If any employee of the GECAS Business is terminated within one year following the Completion, AerCap will provide such employee with severance payments and benefits that are no less favourable than those provided by the Existing Shareholders.
Termination rights
Either AerCap or General Electric can terminate the Transaction Agreement if:
(1)	AerCap and General Electric mutually agree to terminate in writing;
(2)
Completion does not occur within 12 months of signing (subject to (i) an extension on one occasion for a period of three months in certain circumstances and (ii) an extension of five business days in certain circumstances related to the financing) (the “Long-Stop Date”); provided that the terminating party shall not have materially breached or failed to perform any of its warranties or covenants in a manner that resulted in the failure of the Completion to occur on or before the Long-Stop Date;

(3)	the Required AerCap Shareholder Approval shall not have been obtained at the General Meeting;
(4)
a Legal Restraint enjoining the Proposed Transaction shall be in effect and shall have become final and unappealable; provided that the terminating party shall not have materially breached or failed to perform any of its warranties or covenants in a manner that resulted in the imposition of such Legal Restraint;

(5)
AerCap (in the case of termination by General Electric), or General Electric (in the case of termination by AerCap), has breached or failed to perform any of its or their warranties or pre-completion covenants and such breach would result in the failure of a closing condition, and such breach has not been cured by the earlier of the Long-Stop Date and the date falling three months after the date of such breach; or

(6)
a Material Adverse Effect on the GECAS Business (which allows AerCap to terminate) or on the AerCap Group (which allows General Electric to terminate) has occurred since the date of the Transaction Agreement, and has not been cured by the earlier of the Long-Stop Date and the date falling three months after the date of the occurrence of the Material Adverse Effect.

The Existing Shareholders or General Electric can also terminate if:
(1)	the Board changes its recommendation; or
(2)
all of the closing conditions are satisfied or waived (except those that are to be satisfied at Completion), General Electric has given notice to AerCap that General Electric and the Existing Shareholders are prepared to close, the marketing period under the Transaction Agreement has ended and AerCap or the AerCap Entities fail to close by the date required pursuant to the Transaction Agreement (a “Completion Failure”).

Termination fees
AerCap is required to pay the Existing Shareholders a USD 100 million termination fee if:
(1)	General Electric terminates because the Board changes its recommendation prior to the receipt of the Required AerCap Shareholder Approval;
(2)
certain competing offers are made, the Transaction Agreement is then terminated because either the Required AerCap Shareholder Approval shall not have been obtained at the General Meeting or Completion has not occurred by the Long-Stop Date (and the General Meeting has not yet approved the transaction at the time of termination), and AerCap enters into an alternative transaction within 12 months of termination; or

(3)
General Electric terminates because of a Completion Failure or the AerCap Entities terminate because the Completion does not occur by the Long-Stop Date under circumstances where General Electric or the Existing Shareholders could have terminated because of a Completion Failure.

If the Transaction Agreement is terminated under (3) above in a situation where AerCap does not obtain debt financing sufficient to pay the Cash Consideration, General Electric’s sole recourse against AerCap for such termination shall be the payment of a USD 100 million termination fee; provided that, (A) General Electric will be entitled to seek specific performance to enforce AerCap’s obligation to use its reasonable best efforts to obtain such debt financing and (B) payment of such termination fee will not relieve AerCap or any AerCap Entities of liability for any wilful breach of any provision of the Transaction Agreement prior to such termination or for fraud.
Specific performance
The parties have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the Transaction Agreement and to enforce specifically the terms and provisions of the Transaction Agreement without proof of damages or otherwise. Specific performance is available to the parties in addition to any other remedy to which they are entitled, except that the Existing Shareholders are not entitled to receive a termination fee in addition to a grant of specific performance to consummate the Proposed Transaction. Specific performance will not be available to General Electric to the extent that the Transaction Agreement is terminated and General Electric has received a termination fee as set forth above.
Governing law and submission to jurisdiction
The Transaction Agreement is governed by Delaware law. All disputes (other than actions against lenders related to the debt financing) will be brought and resolved in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts. All actions against lenders related to the debt financing will be brought and resolved in a New York State court or a Federal court sitting in New York County and any appellate court from any of such courts and shall be governed by New York law.
Shareholders’ Agreement
As a condition to the Completion, General Electric, certain of the Existing Shareholders and AerCap will enter into a shareholders’ agreement to regulate, among other matters, certain voting arrangements between AerCap and the Existing Shareholders (the “Shareholders’ Agreement”).
Board and committee nomination rights
For as long as General Electric and its wholly owned subsidiaries (collectively, the “GE Investors”) collectively beneficially own at least 10% of the outstanding Shares, General Electric will be entitled to designate two directors to the Board, and for as long as the GE Investors collectively beneficially own any of the Shares, General Electric will be entitled to nominate one director to the Board, in each case for approval by AerCap’s shareholders at the next annual general meeting of AerCap.
Prior to the date of this circular, General Electric designated one individual, Ms. Jennifer VanBelle, for appointment to the Board as a non-executive director. If the AerCap Articles Amendment is approved at the General Meeting, General Electric will be permitted to appoint a second non-executive director to the Board in between AerCap’s annual general meetings on an interim basis, in accordance with the terms of the AerCap Articles Amendment and the Shareholders’ Agreement. If the AerCap Articles Amendment is not approved at the General Meeting, General Electric will be entitled to nominate a second non-executive director to the Board at the next annual general meeting of AerCap, and until such time, such individual will be permitted to attend meetings of the Board in an observer capacity.
If any individuals designated by General Electric are not appointed to the Board at any AerCap annual general meeting (including if Ms. Jennifer VanBelle is unable to serve or has resigned from her position of employment at General Electric as of the Completion, or is not elected prior to the Completion), General Electric may designate a replacement (or initial, as applicable) individual for appointment to the Board, who will be appointed to the Board on an interim basis (if the AerCap Articles Amendment is approved at the General Meeting) or will be proposed and recommended for appointment at an extraordinary general meeting of AerCap. Until such time, any such individual will be permitted to attend meetings of the Board in an observer capacity.
One of General Electric’s nominated directors will resign if the GE Investors’ collective beneficial ownership decreases below 10% of AerCap’s outstanding Shares and the second will resign if the GE Investors collectively cease to beneficially own any Shares. General Electric’s nominees must meet certain eligibility requirements, and may be rejected by AerCap in certain limited circumstances. AerCap has also agreed not to grant any person the right to nominate more directors than General Electric.
For so long as General Electric is entitled to nominate a director to the Board, (i) AerCap will cause a director nominated by General Electric to be appointed to the Nomination and Compensation Committee and (ii) the other director nominated by General Electric (or, if there is only one director nominated by General Electric, such director) will be permitted to attend any meeting of each other committee of the Board in an observer capacity.
In the event of a death or disability of a director nominated by General Electric, or the resignation or removal of a director nominated by General Electric in connection with the termination of such director’s employment with General Electric or its affiliates, if the next annual general meeting following such event will not occur within the next six months following such event, AerCap will cause an extraordinary general meeting to be convened as promptly as practicable for the purpose of approving the appointment of a replacement director nominated by General Electric; provided that if the AerCap Articles Amendment is approved at the General Meeting, General Electric will instead be permitted to appoint a new director under such circumstances in accordance with the terms of the AerCap Articles Amendment and the Shareholders’ Agreement. Until such time, any such appointee will be permitted to attend meetings of the Board in an observer capacity.

Restrictions on voting of Shares
In general, the GE Investors may vote Shares constituting up to the Voting Agreement Period Voting Shares and must abstain from voting the remainder of their Shares. This voting restriction will not apply to, and the GE Investors may vote 100% of their Shares in connection with:
•	any transaction requiring approval of the General Meeting under article 2:107a DCC, other than change of control transactions not approved by the Board;
•	any merger or sale of substantially all of the assets of AerCap or other change of control transactions involving AerCap, in each case approved by the Board;
•
any amendment or series of related amendments to AerCap’s organizational documents that would have a materially adverse and disproportionate effect on the rights of the GE Investors relative to AerCap’s other shareholders;

•	any proposal at a General Meeting to limit or exclude the GE Investors’ pre-emptive rights; and
•	the appointment or dismissal of directors nominated by General Electric.
Until the GE Investors collectively beneficially own less than 10% of the then-issued and outstanding Shares, the GE Investors must abstain from voting any of their Shares in connection with the election or removal of any director nominees not approved by the Board and any change of control transaction not approved by the Board.
Foundation structure
In the unforeseen event that any of the GE Investors would challenge the enforceability of the voting restrictions in the Shareholders’ Agreement, subject to certain conditions, AerCap would be entitled to implement the foundation structure and the GE Investors are required to use reasonable best efforts to take the steps necessary, proper or advisable to implement the foundation structure. In such event the GE Investors will transfer their Shares to a Dutch foundation (stichting), in exchange for which the GE Investors will receive a corresponding number of registered depository receipts from the foundation which will provide the GE Investors with the economic benefits of AerCap Shares, while the voting rights will remain with the foundation.
The foundation would be subject to the same voting agreement as the GE Investors, and the GE Investors would be able to instruct the foundation how to vote on the specific matters on which the GE Investors would be entitled to vote under the voting agreement provisions of the Shareholders’ Agreement. The members of the board of the foundation would be appointed by AerCap.
Lock-up periods
The GE Investors are prohibited from selling any Shares prior to nine months after the date of Completion. The GE Investors may sell up to 1/3 of the Shares the GE Investors acquire pursuant to the Transaction Agreement beginning nine months after the date of Completion, 2/3 of the Shares the GE Investors acquire pursuant to the Transaction Agreement beginning 12 months after the date of Completion and all of the Shares the GE Investors acquire pursuant to the Transaction Agreement beginning 15 months after the date of Completion.
Restrictions on transfer of Shares
The GE Investors may not transfer more than 9.9% of the then-outstanding Shares to any one transferee (or, to General Electric’s knowledge, any transferees that form a group), except pursuant to a bona fide broadly distributed underwritten public offering, and for as long as the GE Investors collectively beneficially own more than 5% of the outstanding Shares, the GE Investors may not transfer any of the Shares in connection with any tender offer or exchange offer not approved and recommended by the Board. Restrictions on the transfer of the GE Investors’ Shares will not apply to transfers to AerCap or wholly owned subsidiaries of General Electric, or to transfers in connection with a merger or acquisition approved by the Board. In addition, no GE Investor may enter into a derivative instrument, swap or other transaction that hedges or transfers, directly or indirectly, the economic consequences of its ownership of the outstanding Shares if the number of Shares referenced in, or that underlie, any such transaction or series of related transactions would exceed 9.9% of the outstanding Shares. Change of control transactions, mergers of equals or similar business combinations involving General Electric, and subject to certain conditions, certain bona fide sales, spinoffs or other divestitures of certain business units or divisions of General Electric or its affiliates, will not be considered transfers for purposes of the above restrictions.

AerCap and the GE Investors will agree not to take any action that would cause the GE Investors collectively to beneficially own more than 50% of the Shares; provided that if the GE Investors do come to collectively own more than 50% of the Shares, either alone or together with one or more persons each owning at least 10% of such Shares (the number of Shares in excess of such 50% level, the “Excess Shares Amount”), then the GE Investors may transfer a number of Shares equal to the Excess Shares Amount freely without regard to the transfer restrictions described above.
Standstill provisions
Until six months after the first date on which the GE Investors collectively own less than 10% of the outstanding Shares, the GE Investors will be subject to customary standstill provisions.
Pre-emptive rights
If AerCap issues equity securities for cash in an amount equal to or greater than 20% of AerCap’s share capital, AerCap shall not exclude or limit the GE Investors’ pre-emptive rights, except to the extent the Board, as a matter of applicable mandatory law, is unable to offer pre-emptive rights to investors, to purchase the portion of the issued Shares required to maintain its ownership percentage in AerCap.
Share repurchases
If AerCap offers to repurchase Shares from other shareholders, it is required to offer to repurchase General Electric’s Shares pro rata.
Specific performance
The parties have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the Shareholders’ Agreement and to enforce specifically the terms and provisions of the Shareholders’ Agreement without proof of damages or otherwise in addition to any other remedy to which they are entitled.
Governing law, submission to jurisdiction and dispute resolution
The Shareholders’ Agreement is governed by Dutch law. The Shareholders’ Agreement provides that all disputes will be settled in the courts of Amsterdam, The Netherlands.
Equity Registration Rights Agreement
As a condition to the Completion, General Electric and AerCap will enter into a registration rights agreement with respect to the Stock Consideration (the “Registration Rights Agreement”).
Registration rights
The Registration Rights Agreement provides that, subject to the lock-up periods described above, from and after the date that is 210 days after the Completion, the GE Investors will have customary registration rights with respect to the Stock Consideration.
Specific performance
The parties have agreed that they will have the right to injunctive relief, in addition to all of their other rights and remedies at law or in equity, to enforce the provisions of the Registration Rights Agreement.
Governing law, submission to jurisdiction and dispute resolution
The Registration Rights Agreement provides that all disputes will be settled in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts.

Noteholder Agreement
In the event any AerCap Notes are issued, then, as a condition to the Completion, the issuer(s) of the AerCap Notes, General Electric (or any designated affiliate of General Electric that purchases the AerCap Notes) (the “Noteholder”) and the guarantors of the AerCap Notes, if any, will enter into a Noteholder Agreement (the “Noteholder Agreement”).
Lock-up periods
In the event any AerCap Subordinated Notes are issued, the Noteholder will be prohibited from transferring such AerCap Subordinated Notes prior to six months after the date of Completion.
In the event any AerCap Senior Notes are issued, the Noteholder will be prohibited from transferring such AerCap Senior Notes prior to 90 days after the date of Completion.
AerCap Notes registration rights
In the event any AerCap Notes are issued, the Noteholder Agreement will provide that, subject to the lock-up periods described above, from and after the date that is 60 days prior to the termination of the earliest applicable lock-up period (as described above), the Noteholder will have customary registration rights with respect to each series of AerCap Notes issued to the Noteholder.
Specific performance and governing law, submission to jurisdiction and dispute resolution
In the event any AerCap Notes are issued, the Noteholder Agreement will contain provisions relating to specific performance, governing law, submission to jurisdiction and dispute resolution that are similar to those contained in the Registration Rights Agreement described above.
Transitional Trademark License Agreement
As a condition to the Completion, General Electric, the GECAS Companies, Celestial Limited, GECAS Trading Limited and AerCap will enter into a transitional trademark license agreement (the “Transitional Trademark License Agreement”), pursuant to which General Electric shall grant to the GECAS Companies, Celestial Limited and GECAS Trading Limited a limited worldwide license to use certain trademarks owned by General Electric for a period of three months following the Completion.
Transition Services Agreement
As a condition to the Completion, General Electric and AerCap will enter into a transition services agreement (the “Transition Services Agreement”), pursuant to which each of General Electric and AerCap will provide to the other party or their respective subsidiaries or affiliates, as applicable, certain services, use of facilities and other assistance on a transitional basis following the Completion.
Financial Reporting Agreement
As a condition to the Completion, General Electric and AerCap will enter into a financial reporting agreement (the “Financial Reporting Agreement”), pursuant to which AerCap will agree to, among other things, provide General Electric with reports and access to certain information and personnel.

8.	FINANCING OF THE PROPOSED TRANSACTION
The Cash Consideration is expected to be funded through new debt financing.
In connection with the financing of the Proposed Transaction, AerCap has entered into a 364-day bridge loan facility commitment letter (the “Bridge Commitment Letter”) with Citi, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC (collectively, “Goldman Sachs”), pursuant to which Citi and Goldman Sachs have committed to provide a senior unsecured 364-day bridge loan facility in an aggregate principal amount of up to USD 24 billion (the “Bridge Facility”). The borrower under the Bridge Facility is AerCap Ireland Capital Designated Activity Company, and AerCap, together with certain subsidiaries of AerCap that currently guarantee certain of AerCap’s other existing credit facilities, will guarantee the Bridge Facility.
If drawn, the loans under the Bridge Facility (the “Bridge Loans”) will mature 364 days after the Completion. The interest rate per annum applicable to the Bridge Loans will be, at the election of AerCap, either (i) a reserve-adjusted London interbank offer rate (“LIBOR”) (which shall not be less than 0.00%) plus an initial 150 basis point margin, which increases to 175 basis points 90 days after the Completion, to 200 basis points 180 days after the Completion and to 225 basis points 270 days after the Completion, or (ii) a customary “Base Rate” (which shall not be less than the one-month LIBOR plus 1.00%) plus an initial 50 basis point margin, which increases to 75 basis points 90 days after the Completion, to 100 basis points 180 days after the Completion and to 125 basis points 270 days after the Completion.
In the case of both Bridge Loans bearing interest by reference to LIBOR and Bridge Loans bearing interest by reference to the Base Rate, the interest rate margins applicable thereto as described above are subject to adjustment based on a ratings-based pricing grid, pursuant to which, with respect to each interest rate margin described above, the interest rate margin will (i) decrease by 25 basis points from the interest rate margins described above if the consensus majority senior unsecured rating of AerCap from S&P, Fitch and Moody’s is BBB, BBB and Baa2, respectively (and in certain other ratings circumstances), (ii) will decrease by 37.5 basis points from the interest rate margins described above if the consensus majority senior unsecured rating of AerCap from S&P, Fitch and Moody’s is BBB+, BBB+ and Baa1 (or higher), respectively (and in certain other ratings circumstances), and (iii) will increase by 25 basis points from the interest rate margins described above if the consensus majority senior unsecured rating of AerCap from S&P, Fitch and Moody’s is BB+, BB+ and Ba1 (or lower), respectively (and in certain other ratings circumstances). The foregoing pricing is subject to the “flex” provisions in the fee letter relating to the Bridge Facility, pursuant to which, subject to the conditions set forth therein, the interest rate margin applicable to the Bridge Loans may be increased per annum by up to an amount set forth therein.
AerCap Ireland Capital Designated Activity Company has the right under the Bridge Facility to reduce the commitments thereunder, and to prepay any amounts outstanding, without penalty or premium. The Bridge Facility contains representations, warranties, covenants and events of default based on and substantially similar to that certain Third Amended and Restated Revolving Credit Agreement dated as of October 22, 2019, among AerCap, AerCap Ireland Capital Designated Activity Company, the subsidiary guarantors party thereto from time to time, the lenders party thereto from time to time and Citibank, N.A., and has limited conditions on borrowing, including a condition that the Proposed Transaction be consummated prior to or substantially concurrently with the making of the Bridge Loans. In connection with the Bridge Facility, AerCap has agreed to pay certain fees and expenses to Citi and Goldman Sachs or their respective affiliates.
As an alternative to borrowing the Bridge Loans, AerCap intends to issue senior unsecured notes or other debt securities, subordinated notes, or hybrid securities, or borrow senior unsecured or secured term loans, collectively, in an aggregate principal amount of up to USD 24 billion. AerCap has engaged Citi and Goldman Sachs, and has agreed to pay certain fees and expenses to Citi and Goldman Sachs or their respective affiliates, in connection with such potential issuances or borrowings.

9.	RECOMMENDATION BY THE BOARD
The Board, after having duly considered the strategic, economic, financial and social aspects of the Proposed Transaction, including the conditional re-appointment of Mr. Aengus Kelly as executive director and Mr. Paul Dacier as non-executive director, the conditional appointment of Ms. Jennifer VanBelle as a non-executive director, the conditional authorization to issue additional shares and grant subscription rights for shares and to limit or exclude pre-emptive rights in relation thereto and the AerCap Articles Amendment, has determined that it is in the best interest of AerCap and its business, taking into account the interests of its shareholders and other stakeholders. The Board conducted discussions with AerCap’s management, AerCap’s legal advisors, Cravath Swaine & Moore LLP and NautaDutilh N.V. and Citi, in its capacity as AerCap’s financial advisor. The Board also received an opinion, dated 9 March 2021, from Citi as to the fairness, as of the date of the opinion, from a financial point of view, to AerCap of the aggregate consideration provided for pursuant to the Transaction Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described in such opinion (attached as Exhibit A). As the Board was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to General Electric or certain of its affiliates, for which services Citi and its affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date of Citi’s opinion, having acted or acting as (i) financial advisor to General Electric or certain of its affiliates in connection with certain sale transactions, (ii) joint bookrunning manager in connection with certain debt and equity offerings of General Electric or certain of its affiliates and (iii) joint bookrunner, joint lead arranger and syndication agent in connection with, and as a lender under, a credit facility of General Electric. As the Board also was aware, Citi provided preliminary financial advice to General Electric regarding the GECAS Business prior to April 2020. In engaging Citi as financial advisor to AerCap in connection with the Proposed Transaction, the Board determined that Citi’s services to General Electric would not be inconsistent with the Board’s fiduciary duties in respect of the Proposed Transaction after considering, among other things, (i) Citi’s industry knowledge and familiarity with AerCap, General Electric, the GECAS Business and the Proposed Transaction and the inefficiencies and confidentiality sensitivities in engaging another financial advisor, and (ii) legal advice from NautaDutilh N.V., AerCap’s Dutch legal advisor, on the Board’s fiduciary duties in arriving at the Board’s determination.
The Board unanimously supports the Proposed Transaction, including the conditional re-appointment of Mr. Aengus Kelly as executive director and Mr. Paul Dacier as non-executive director, the conditional appointment of Ms. Jennifer VanBelle as a non-executive director, the conditional authorization to issue additional shares and grant subscription rights for shares and to limit or exclude pre-emptive rights in relation thereto and the AerCap Articles Amendment, and recommends that AerCap’s shareholders and other persons entitled to vote exercise their voting rights at the General Meeting in favour of the Proposals, including the approval of the Proposed Transaction, the conditional re-appointment of Mr. Aengus Kelly as executive director and Mr. Paul Dacier as non-executive director, the conditional appointment of Ms. Jennifer VanBelle as a non-executive director, the conditional authorization to issue additional shares and grant subscription rights for shares and to limit or exclude pre-emptive rights in relation thereto and the AerCap Articles Amendment.
The board of directors of each of the Existing Shareholders and General Electric have resolved to enter into and support the Proposed Transaction, including the conditional re-appointment of Mr. Aengus Kelly as executive director and Mr. Paul Dacier as non-executive director, the conditional appointment of Ms. Jennifer VanBelle as a non-executive director, the conditional authorization to issue additional shares and grant subscription rights for shares and to limit or exclude pre-emptive rights in relation thereto and the AerCap Articles Amendment, subject to the terms of the Transaction Documents.

EXHIBIT A
Opinion of Citigroup Global Markets Inc.
March 9, 2021
The Board of Directors
AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to AerCap Holdings N.V. (“AerCap”) of the Consideration (defined below) to be paid pursuant to the terms and subject to the conditions set forth in a Transaction Agreement (the “Agreement”) proposed to be entered into among GE Ireland USD Holdings ULC (“GE Ireland Shareholder 1”), GE Financial Holdings ULC (“GE Ireland Shareholder 2”), GE Capital US Holdings, Inc. (“GE U.S. Shareholder”), General Electric Company (“GE Parent”), AerCap, AerCap US Aviation LLC (“AerCap U.S. Purchaser”) and AerCap Aviation Leasing Limited (“AerCap Ireland Subscriber”). As more fully described in the Agreement, AerCap will acquire the GE Capital Aviation Services (GECAS) aviation leasing business of GE Parent (the “Business” and, such acquisition, the “Transaction”) for aggregate consideration consisting of (a) 111,500,000 ordinary shares, with nominal value €0.01 per share, of AerCap (“AerCap Ordinary Shares” and, such number of shares, the “Stock Consideration”), (b) US$23,905,398,192 in cash (the “Base Cash Consideration”) and (c) non-cumulative subordinated and/or senior unsecured notes of AerCap (or, at AerCap’s option, cash in lieu of all or any portion thereof) in an aggregate principal amount of up to US$1,000,000,000 (the “AerCap Notes” and, together with the Stock Consideration and the Cash Consideration, the “Consideration”), subject to certain adjustments and allocations (as to which adjustments and allocations we express no opinion) as set forth in the Agreement.
The Agreement provides, among other things, that the Transaction will be effected through (i) the acquisition by AerCap U.S. Purchaser from GE U.S. Shareholder of all outstanding equity interests in GE Capital Aviation Services LLC (“U.S. Company”), (ii) the subscription by AerCap Ireland Subscriber for newly issued equity interests in GE Capital Aviation Funding ULC (“Irish Company 1”) and the cancellation of existing equity interests in Irish Company 1 held by GE Ireland Shareholder 1, (iii) the acquisition by AerCap Ireland Subscriber from GE Ireland Shareholder 2 of all outstanding equity interests in Celestial Transportation Finance Ireland Limited (“Irish Company 2”) and GECAS Trading Ireland Limited (“Irish Company 3” and, together with Irish Company 1 and Irish Company 2, the “Irish Companies” and each individually, an “Irish Company”), (iv) the acquisition by AerCap or an affiliate thereof from GE Parent of specified assets and liabilities related to the Business, and (v) prior to consummation of the transactions described in clauses (i) through (iv) above, the subscription by AerCap Ireland Subscriber for one or more debt instruments of each of the Irish Companies or its subsidiaries in an aggregate principal amount equal to the aggregate balance of specified intercompany accounts of such Irish Company, as applicable, the proceeds of which will be used immediately to repay specified intercompany indebtedness between the entities transferred in the Transaction and entities related to GE Parent other than the entities transferred in the Transaction. The terms and conditions of the Transaction and related transactions are more fully set forth in the Agreement and related documents.
In arriving at our opinion, we reviewed a draft, dated March 9, 2021, of the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of AerCap, certain senior officers of the Business and certain senior officers and other representatives and advisors of GE Parent concerning the Business, AerCap and their respective operations and prospects. We reviewed certain publicly available and other business and financial information relating to the Business and AerCap provided to or discussed with us by the management of AerCap, including certain financial forecasts and other information and data (including, without limitation, certain leverage assumptions) relating to the Business and AerCap (both on standalone bases and pro forma for the Transaction) provided to or discussed with us by the management of AerCap as well as potential cost savings, strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by such management to result from the Transaction and related transactions. We also reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices of AerCap Ordinary Shares; the financial condition and certain historical and projected

The Board of Directors
AerCap Holdings N.V.
March 9, 2021

financial and operating data of the Business and AerCap; the assumed capital structure of the Business and the capitalization of AerCap. We analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations we considered relevant in evaluating those of the Business and AerCap and we also analyzed, to the extent publicly available, financial terms of certain other transactions which we considered relevant in evaluating the Transaction. We also analyzed, for informational reference, AerCap on a standalone basis relative to AerCap and the Business pro forma for the Transaction and reviewed certain other potential pro forma financial effects of the Transaction on AerCap utilizing the financial forecasts and other information and data relating to the Business and AerCap and the potential cost savings, strategic implications and financial and operational benefits referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.
In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management and other representatives of AerCap that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data (including, without limitation, leverage assumptions) that we have been directed to utilize in our analyses, we have been advised and we have assumed, with your consent, that such financial forecasts and other information and data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AerCap as to, and are a reasonable basis upon which to evaluate, the future financial performance of the Business and AerCap under the alternative business scenarios reflected therein, the potential cost savings, strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of AerCap to result from, and other potential pro forma financial effects of, the Transaction and the other matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us and we have assumed, with your consent, that the financial results, including with respect to the potential cost savings, strategic implications and financial and operational benefits, reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected. For purposes of our analyses and opinion, we have assumed a value for the AerCap Notes equal to the principal amount thereof.
We have relied, at your direction, upon the assessments of the management of AerCap as to, among other things, (i) the potential impact on the Business and AerCap of macroeconomic, geopolitical, market, competitive and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the aviation industry and the aviation leasing sector thereof, including with respect to the geographical regions in which the Business, AerCap and their respective lessees operate, (ii) implications for the Business and AerCap of the global COVID-19 pandemic and (iii) the ability of AerCap to integrate the operations of the Business and AerCap and to realize the potential cost savings, strategic implications and financial and operational benefits as contemplated. We have assumed, with your consent, that there will be no developments with respect to any such matters, or any adjustments to or allocations of the Consideration, that would have an adverse effect on the Business, AerCap, the Transaction or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.
We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Business, AerCap or any other business or entity nor have we made any physical inspection of the properties or assets of the Business, AerCap or any other business or entity. We have not evaluated the solvency or fair value of the Business, AerCap or any other business or entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent or other orders or investigations or the potential impact thereof on the Business, AerCap or any other business or entity. We also have assumed, with your consent, that all transition services and other

The Board of Directors
AerCap Holdings N.V.
March 9, 2021

contractual arrangements and all assets, properties and rights necessary for the operation of the Business will be acquired and retained, appropriate indemnification arrangements or other provisions have been or will be made relating to, and that there are no undisclosed liabilities of, the Business and AerCap will not directly or indirectly incur any liabilities or other obligations that are contemplated to be assumed or retained directly or indirectly by GE Parent in connection with the Transaction or related transactions or otherwise.
We have assumed, with your consent, that the Transaction and related transactions will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction or related transactions or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on the Business, AerCap, the Transaction or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. Representatives of AerCap have advised us, and we also have assumed, that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent, that the Transaction and related transactions will qualify for the intended tax treatment contemplated by the Agreement. We are not expressing any view or opinion as to the actual value of AerCap Ordinary Shares, AerCap Notes or any other securities when (and, in the case of the AerCap Notes, if) issued in connection with the Transaction or related transactions or the prices at which AerCap Ordinary Shares, AerCap Notes or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction and related transactions. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Transaction, the related transactions or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Business, AerCap, the Transaction or related transactions (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of AerCap as to such matters.
Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to AerCap of the Consideration (to the extent expressly specified herein), and does not address any terms, aspects or implications of the Transaction or any related transactions, including, without limitation, the form or structure of the Transaction or the Consideration, the form or terms of the AerCap Notes, any adjustments to or allocations of the Consideration, or any terms, aspects or implications of any pre-closing reorganization and/or tax elections, guarantees, indemnification or settlement arrangements, transition services or other ancillary agreements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction, related transactions or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of AerCap to effect or enter into the Transaction and related transactions, the relative merits of the Transaction or related transactions as compared to any alternative business strategies that might exist for AerCap or the effect of any other transaction which AerCap might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Transaction or related transactions, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, the industry in which the Business and AerCap operate and the securities of AerCap have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on the Business, AerCap, the Transaction or related transactions (including the contemplated benefits thereof).
Citigroup Global Markets Inc. has acted as financial advisor to AerCap in connection with the proposed Transaction and will receive a fee for such services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Transaction. AerCap also has agreed to reimburse our expenses and

The Board of Directors
AerCap Holdings N.V.
March 9, 2021

to indemnify us against certain liabilities arising from our engagement. As you are aware, we and/or certain of our affiliates expect to act as joint lead arranger, joint bookrunner and/or administrative agent for the financing of the Transaction and related refinancing, for which services we and such affiliates expect to receive compensation.
As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to AerCap and/or certain of its affiliates unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, during the approximately past two years, having acted or acting as (i) sole underwriter or joint lead bookrunning manager in connection with a secondary equity offering and certain debt offerings of AerCap and/or certain of its affiliates and (ii) joint lead arranger, joint bookrunner and administrative agent in connection with, and as a lender under, certain credit facilities of AerCap and certain of its affiliates. As you further are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to GE Parent and/or certain of its affiliates, for which services we and our affiliates have received and expect to receive compensation, including, during the approximately past two years, having acted or acting as (i) financial advisor to GE Parent or certain of its affiliates in connection with certain sale transactions, (ii) joint bookrunning manager in connection with certain debt and equity offerings of GE Parent and/or certain of its affiliates and (iii) joint bookrunner, joint lead arranger and syndication agent in connection with, and as a lender under, a credit facility of GE Parent. In the ordinary course of business, we and our affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of AerCap, GE Parent and/or their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with AerCap, GE Parent and/or their respective affiliates.
Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Directors of AerCap (the “Board”), solely in its capacity as such, in its evaluation of the proposed Transaction, and may not be relied upon by any third party or used for any other purpose. Our opinion is not intended to be and does not constitute advice or a recommendation as to how the Board or any securityholder should vote or act on any matters relating to the proposed Transaction or otherwise.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be paid in the Transaction is fair, from a financial point of view, to AerCap.
Very truly yours,
CITIGROUP GLOBAL MARKETS INC.